UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
June 21, 2018 (June 18, 2018)
________________________________
First Connecticut Bancorp, Inc.
(Exact name of registrant as specified in its charter)
______________________________________

Maryland	333-171913	45-1496206
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Farm Glen Boulevard		(860) 676-4600
Farmington, Connecticut 06032		(Registrant's telephone number, including area code)
(Address of principal executive offices)

No Change
 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
         (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
         (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.   Entry into a Material Definitive Agreement.

On June 18, 2018, First Connecticut Bancorp, Inc. ("FCB") and Peoples United Financial, Inc. ("People's United") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which FCB will merge with and into People's United, whereupon People's United will be the surviving corporation (the "Merger").  At a time to be determined following completion of the Merger, Farmington Bank, a Connecticut-chartered savings bank and a wholly owned subsidiary of FCB, will merge with and into People's United Bank, National Association ("People's United Bank"), a national banking association and wholly owned subsidiary of People's United, with People's United Bank as the surviving bank.

The Merger Agreement has been unanimously approved by the board of directors of each of People's United and FCB.  Subject to the approval of FCB's common stockholders of the Merger, regulatory approvals and other customary closing conditions, the parties anticipate completing the Merger in the fourth quarter of 2018.

Pursuant to the Merger, each share of FCB common stock, par value $0.01 per share ("FCB Common Stock"), outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into the right to receive 1.725 shares (the "Exchange Ratio") of People's United common stock, par value, $0.01 per share ("People's United Common Stock").

At the Effective Time, each outstanding option granted by FCB to purchase shares of FCB Common Stock under the FCB stock incentive plans (the "FCB Options") that has vested on or prior to the Effective Time (a "Vested FCB Option"), will be cancelled and converted automatically into the right to receive a number of shares of People's United Common Stock equal to the quotient of (i) the product of (A) the number of shares of People's United Common Stock subject to such FCB Option multiplied by (B) the excess, if any, of (1) the product of (x) the Exchange Ratio and (y) the People's United Share Closing Price (as defined below) (the "Per Share Stock Consideration") over (2) the exercise price per share of FCB Common Stock of such FCB Option, divided by (ii) the average closing price of the People's United Common Stock for the five full trading days preceding the effective date of the Merger (the "People's United Share Closing Price"), net of applicable tax withholdings.  At the Effective Time, each outstanding FCB Option that is not a Vested FCB Option (an "Unvested FCB Option") will be cancelled, and in consideration of such cancellation, People's United will grant the holder of such Unvested FCB Option a substitute option to acquire a number of shares of People's United Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of FCB Common Stock subject to such Unvested FCB Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio at an exercise price per share of People's United Common Stock (rounded up to the nearest whole cent) equal to (A) the per share exercise price for the shares of FCB Common Stock purchasable pursuant to such FCB Stock Option divided by (B) the Exchange Ratio, and having the same vesting and exercise conditions as applicable, prior to the Effective Time, to such Unvested FCB Option to which such substitute option relates.  In addition, at the Effective Time, each outstanding performance-based restricted stock unit granted by FCB under the FCB stock incentive plans (the "FCB PSUs"), whether or not then vested or free of conditions to payment, automatically and without any action on the part of the holder thereof, will be cancelled and converted automatically into the right to receive a number of shares of People's United Common Stock equal to the product of (i) the number of shares of FCB Common Stock subject to such FCB PSU at the target level of performance applicable to such FCB PSU, as determined in accordance with the applicable award agreement pursuant to which such FCB PSU was granted, multiplied by (ii) the Exchange Ratio, net of applicable tax withholdings.

Furthermore, at the Effective Time, each other outstanding equity-based award granted by FCB under the FCB stock incentive plans that is not a FCB Stock Option or a FCB PSU (the "Other FCB Equity Awards") that vests, by its terms, upon the Effective Time (a "Vested Other FCB Equity Award") will be cancelled and converted automatically into the right to receive a number of shares of People's United Common Stock equal to the product of (i) the number of shares of FCB Common Stock subject to such Vested Other FCB Equity Award multiplied by (ii) the Exchange Ratio, net of applicable tax withholdings.  In addition, at the Effective Time, each Other FCB Equity Award that is not a Vested Other FCB Equity Award (an "Unvested Other FCB Equity Award") will be cancelled, and in consideration of such cancellation, People's United will grant the holder of such cancelled Unvested Other FCB Equity Award a substitute equity award covering a number of shares of People's United Common Stock (rounded to the nearest whole share, with 0.50 being rounded upward) equal to the product of (i) the number of shares of FCB Common Stock subject to such Unvested Other FCB Equity Award multiplied by (ii) the Exchange Ratio, and having the same vesting conditions applicable, prior to the Effective Time, to such Unvested Other FCB Equity Award to which such substitute award relates.

The Merger Agreement contains representations, warranties, and covenants of People's United and FCB, including, among others, a covenant that requires FCB to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger.  Subject to certain terms and conditions of the Merger Agreement, the board of directors of FCB will recommend that its stockholders approve and adopt the Merger Agreement and the Merger.  FCB has also agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

The Merger Agreement provides certain termination rights for both People's United and FCB, and further provides that upon termination of the Merger Agreement under certain circumstances, FCB will be obligated to pay People's United a termination fee of $22.5 million.

As noted above, consummation of the Merger is subject to various conditions, including (i) receipt of the requisite approval of the stockholders of FCB, (ii) receipt of regulatory approvals, (iii) the absence of any law or order prohibiting the Merger, and (iv) effectiveness of the registration statement to be filed by People's United with respect to the stock to be issued in the Merger.  In addition, each party's obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants in all material respects.

The Merger Agreement also contains representations and warranties that the parties have made to each other as of specific dates.  Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the Merger described therein, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties.  The representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, may be subject to a contractual standard of materiality different from what a stockholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to the Merger Agreement. Stockholders should read the Merger Agreement together with the other information concerning People's United and FCB that each company publicly files in reports and statements with the Securities and Exchange Commission.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Additional Information for Stockholders

In connection with the proposed Merger, People's United will file with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that will include a Proxy Statement of FCB and a Prospectus of People's United, as well as other relevant documents concerning the proposed transaction.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Stockholders are urged to read the Registration Statement, the Proxy Statement of FCB and Prospectus of People's United regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FCB and People's United, may be obtained at the SEC's Internet site (http://www.sec.gov).  A definitive copy of the Proxy Statement/Prospectus will also be sent to the FCB stockholders seeking any required stockholder approval. You will also be able to obtain these documents, free of charge, from FCB by accessing FCB's website at www.firstconnecticutbancorp.com under the tab "SEC Filings" and then under the heading "Documents" or from People's United at www.peoples.com under the tab "Investor Relations" and then under the heading "Financial Information."  Alternatively, these documents, when available, can be obtained free of charge from FCB upon written request to First Connecticut Bancorp, Inc. Investor Relations, One Farm Glen Boulevard, Farmington, Connecticut 06032, by calling (860) 284-6359, or by sending an email to investor-relations@firstconnecticutbancorp.com, or from People's United upon written request to People's United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, by calling (203) 338-4581, or by sending an email to andrew.hersom@peoples.com.

FCB and People's United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FCB in connection with the proposed Merger.  Information about the directors and executive officers of FCB is set forth in the proxy statement for FCB's 2018 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 30, 2018.  Information about the directors and executive officers of People's United is set forth in the proxy statement for People's United's 2018 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 7, 2018.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed Merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act.

Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "project," "consider," "predict," "potential," "feel" or similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  Forward-looking statements are not, and should not be relied upon as, a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved.  Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties and other factors, including those identified from time to time in our filings with the SEC, press releases and other communications.

Forward-looking statements speak only as of the date on which such statements are made. Except as required by applicable law or regulation, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is filed as part of this Current Report on Form 8-K:

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between First Connecticut Bancorp, Inc. and People's United Financial, Inc., dated as of June 18, 2018*

* Certain schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and FCB agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

Pursuant to the requirements of the Securities Exchange Act of 1934, FCB has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SIGNATURES

First Connecticut Bancorp, Inc.
(Registrant)

/s/ John J. Patrick, Jr.
Name: John J. Patrick, Jr.
Title: Chairman, President, and Chief Executive Officer
Date:  June 21, 2018